350 EAST LAS OLAS BOULEVARD LAS OLAS CENTRE II, SUITE 1150 P.O. BOX 30310 FORT LAUDERDALE, FL 33303-0310 954.759.2760 DIRECT 954.462.4150 MAIN 954.462.4260 FAX cgage@ralaw.com www.ralaw.com

June 18, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:

Justin Dobbie

Legal Branch Chief

Re:	Brick Top Productions, Inc. Registration Statement on Form S-1 Filed August 5, 2011 File No. 333-176093

Dear Mr. Dobbie:

The purpose of this letter is to provide the Company’s responses to the May 24, 2012 Comment Letter (the “Comment Letter”) to Alexander Bafer, Chief Executive Officer of Brick Top Productions, Inc. (the “Company”, “we”, “our” or “us”).  For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s response.

General

COMMENT 1.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

•

Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•

State your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

NEW YORK	CLEVELAND	TOLEDO	AKRON	COLUMBUS	CINCINNATI
WASHINGTON, D.C	TALLAHASSEE	ORLANDO	FORT MYERS	NAPLES	FORT LAUDERDALE

United States Securities and Exchange Commission

Justin Dobbie

June 18, 2012

Response:

We have revised the Registration Statement to disclose on the prospectus cover page that the Company is an emerging growth company and to:

•

Describe how and when the Company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to the Company; and

•

State the Company’s election under Section 107(b) of the JOBS Act to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1).  We have inserted risk factors explaining that this election allows the Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and that, as a result thereof, the Company’s financial statements may not be comparable to companies that comply with public company effective dates.

We have included a similar statement in our critical accounting policy disclosures.

Prospectus Summary, page 1

Our Company, page 1

COMMENT 2.

Please update the second paragraph to include information and net loss data pertaining to your fiscal year ended December 31, 2011.

Response:

We have updated the second paragraph to include information and net loss data pertaining to the Company’s fiscal year ended December 31, 2011 and the interim three month period ended March 31, 2012.

Risk Factors, page 4

We have accrued $87,500 in compensation for our CEO and $62,500, page 6

COMMENT 3.

Please reconcile the disclosure in this risk factor and its heading with the statement on page 4 that you have accrued executive salary expense of $175,000. We note that the sum of $87,500 and $62,500 is $150,000, not $175,000. To the extent necessary please also revise the second-to-last sentence in the risk factor titled "Our sole employee is also our sole director, and therefore has the ability to set his own compensation."

Response:

We have revised the statement on page 4 that the Company has accrued executive salary expense of $175,000 to properly reflect that the Company has accrued executive salary expense of $150,000.  The foregoing was a typo.

Selling Shareholders, page 10

COMMENT 4.

We note that the total number of shares in the column "Total Shares to be Registered Pursuant to this Offering" now exceeds the 7,118,500 shares listed on the registration statement cover page and the prospectus cover page. Please revise accordingly.

Response:

We have revised the “Total Shares to be Registered Pursuant to this Offering”, and the other applicable sections of the Registration Statement, to provide that the Company is registering 7,243,500 shares of common stock.

United States Securities and Exchange Commission

Justin Dobbie

June 18, 2012

Description of Business, page 13

Introduction, page 14

COMMENT 5.

Please refer to the second paragraph.  Please disclose whether the company intends to market the project for four to six years based on Mr. Turturro’s opinion.

Please also disclose that Mr. Turturro’s opinion may prove to be incorrect and the project may not be marketable for as long as he believes it will.

Response:

We have revised the second paragraph to disclose that the Company intends to market the project for four to six years based on Mr. Turturro’s opinion, and to disclose that Mr. Turturro’s opinion may prove to be incorrect and the project may not be marketable for as long as he believes it will.

COMMENT 6.

We note your response to our prior comment 6. Please revise the third paragraph to disclose the approximate cost for acquiring the rights for Bless Me Father and the any approximate cost for pre-selling the distribution rights abroad for that project. Additionally, please disclose approximately how long it will take to acquire Bliss Me Father, approximately how long it will take to obtain financing for Bless Me Father, and how long it will take to pre-sell the distribution rights abroad for that project.

Response:

We have revised the third paragraph to disclose the approximate cost for acquiring the rights for Bless Me Father and the any approximate cost for pre-selling the distribution rights abroad for that project. Additionally, we have disclosed approximately how long it will take to acquire Bliss Me Father, approximately how long it will take to obtain financing for Bless Me Father, and how long it will take to pre-sell the distribution rights abroad for that project.

COMMENT 7.

In this regard, please revise the carry-over paragraph from page 14 to 15 to state the approximate date when you anticipate having raised the capital necessary to take the smart phone application from design through deployment and when work on your smart phone application project will begin.

Response:

We have revised the carry-over paragraph to state the approximate date when we anticipate having raised the capital necessary to take the smart phone application from design through deployment and when work on the smart phone application project will begin.

Management’s Discussion and Analysis

Results of Operations for the Twelve Months ended December 31, 2011, page 17

COMMENT 8.

Please expand your narrative to also include a schedule of the key components of operating expenses for the years ended December 31, 2011 and 2010. The schedule should be accompanied by a comparative discussion similar to that on page 18.

Response:

We have expanded our narrative to also include a schedule of the key components of operating expenses for the years ended December 31, 2011 and 2010, which schedule is accompanied by a comparative discussion similar to that on page 18.

United States Securities and Exchange Commission

Justin Dobbie

June 18, 2012

Liquidity and Capital Resources, page 19

COMMENT 9.

Net cash used by operating activities for the cumulative period from inception to December 31, 2011 appears to be misstated. Please revise or advise.

Response:

We have replaced the disclosure of “net cash used in operating activities for the cumulative period from inception to December 31, 2011” with “net cash used in operating activities for the cumulative period from inception to March 31, 2012.”

Age of Financial Statements

COMMENT 10.

Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. In this regard, the next amendment to your Registration Statement on Form S-1 should include unaudited interim financial statements and related financial information, such as MD&A, for the three months ended March 31, 2012.

Response:

We continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. In this regard, we have included in the current amendment to the Company’s Registration Statement the Company’s unaudited interim financial statements and related financial information, such as MD&A, for the three months ended March 31, 2012.

Accountants’ Consent

COMMENT 11.

Amendments should contain a currently dated accountants’ consent.  Manually signed consents should be kept on file for five years.  Reference is made to Rule 402 of Regulation C.

Response:

We have included in the current amendment to the Company’s Registration Statement a currently dated accountants’ consent, which we will keep on file for five years.

We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Very truly yours,

Clint J. Gage

CJG/vsb

cc:

Alex Bafer, CEO, Brick Top Productions, Inc.